Exhibit 99.1

Ability Inc. Announces Entry into Stock Purchase Agreement

- Closing subject to satisfactory due diligence and other closing conditions

TEL AVIV, ISRAEL, Nov. 20, 2018 (GLOBE NEWSWIRE) -- Ability Inc. (NASDAQ: ABIL) (TASE: ABIL) (the “Company”), which provides innovative tactical communications intelligence solutions, today announced that, subject to the terms and conditions of a Stock Purchase Agreement, including the Company’s satisfactory due diligence, the Company has entered into an agreement to acquire the supplier that develops and licenses to the Company on an exclusive basis Ultimate Interception (ULIN), the Company’s principal cellular interception system.

Under the Stock Purchase Agreement, subject to the Company’s satisfactory due diligence, the Company has agreed to purchase all the issued and outstanding shares of the supplier and in consideration, the Company agreed to issue 354,609 ordinary shares of the Company, which is the equivalent to $1 million, based on the closing share price of the Company on the Nasdaq Capital Market on November 20, 2018. In addition, the Company agreed to issue to the Seller three warrants, each warrant exercisable for 100,000 ordinary shares of the Company at an exercise price of $3.81, with the first warrant exercisable for 30 days from the first anniversary of the closing date, the second warrant exercisable for 30 days from the second anniversary of the closing date, and the third warrant exercisable for 30 days from the third anniversary of the closing date.

Closing is subject to satisfactory due diligence by the Company, entry into a service agreement, and other closing conditions. There can be no assurance that the closing conditions will be satisfied or that the acquisition will be completed as contemplated or at all.

If the acquisition is completed, the Company estimates that the Company will incur additional operating expenses of approximately $750,000 on an annualized basis while the Company would no longer be subject to the revenue share arrangement under the existing reseller agreement with the supplier.

The Company has filed with the Securities and Exchange Commission a Report on Form 6-K providing a more detailed summary of the transaction together with copies of the transaction documents.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“ACSI”) and Ability Security Systems Ltd. Headquartered in Tel Aviv, Israel, ACSI was founded in 1994. ACSI provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. ACSI has sold to governments and government agencies in over 50 countries. ACSI offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins ACSI’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding ACSI may be found at http://www.interceptors.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, among other thing, statements regarding the acquisition. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not the Company will be satisfied with its due diligence of the supplier and whether the closing conditions related to the acquisition will be satisfied as well as other risk factors detailed in the Company’s filings with the SEC, and the acquisition may not be completed as contemplated or at all. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact at Ability:

Avi Levin
CFO
+972-3-6879777
avi@ability.co.il